UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Results of the 2024 Extraordinary General Meeting

Jiuzi Holdings, Inc., a Cayman Islands company (the “Company”) held its 2024 extraordinary general meeting of shareholders (the “Meeting”) at 10:00 a.m. EST, on February 15, 2023, at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China. Holders of a total of 96,755,161 ordinary shares, out of a total of 117,701,969 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of January 3, 2024. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Share Capital Increase

To approve by an ordinary resolution, the increase of the authorised share capital of the Company by the sum of US$9,600,000 by the creation of 64,000,000,000 shares of par value of US$0.00015 each, such that the total authorised share capital of the Company is US$9,750,000 divided into 65,000,000,000 Shares of par value US$0.00015 each (the “Share Capital Increase”).

For	Against	Abstain	Total
96,685,185	82,051	7,925	96,775,161

2. Share Consolidation

To approve by an ordinary resolution, immediately following the Share Capital Increase, a share consolidation or reverse stock split, of the Company’s ordinary shares at a ratio of one-for-thirteen such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorised share capital will be US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

For	Against	Abstain	Total
96,684,912	82,269	7,980	96,775,161

3. M&AA Amendment

Subject to shareholders’ approval of the Share Capital Increase and the Share Consolidation, to approve and adopt as a special resolution the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), to reflect the increase of authorised share capital and number of authorized shares, and that the Amended M&AA be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association (the “Current M&AA”).

For	Against	Abstain	Total
96,686,302	78,906	9,953	96,775,161

Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings, Inc.

Date: February 23, 2024	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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